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                             October 13, 2020

       Peter Leav
       Chief Executive Officer
       McAfee Corp.
       6220 America Center Drive
       San Jose, CA 95002

                                                        Re: McAfee Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 8,
2020
                                                            File No. 333-249101

       Dear Mr. Leav:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Note 12: Employee Incentive / Benefit Plans, page F-32

   1. We note your disclosure here as well as on page 99 that a portion of the unvested time-
                                                        based MEPUs and CRSUs
will be recognized as compensation expense over future
                                                        remaining service
periods. If material, please revise to disclose, either here or in your subsequent events
footnote, the amount of compensation expense that will be recognized in future periods.
Please refer to ASC 855-10-50-2.
 Peter Leav
FirstName  LastNamePeter Leav
McAfee Corp.
Comapany
October 13,NameMcAfee
            2020        Corp.
October
Page  2 13, 2020 Page 2
FirstName LastName
        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Craig
Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at
(202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Thomas Holden, Esq.